

June 25, 2010

Advantage Oil & Gas Ltd. – News Release
Advantage Announces Renewal of $525 Million Credit Facilities

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA – Advantage Oil & Gas Ltd. ("**Advantage**" or the "**Corporation**") (AAV – TSX, AAV – NYSE) announced today that its lenders have completed their review of the borrowing base, which will remain unchanged at $525 million and continue to provide significant financial flexibility in support of future capital program requirements and general corporate purposes.

Advantage's credit facilities of $525 million is comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $505 million extendible revolving loan facility from a syndicate of financial institutions (the "Credit Facilities"). Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, LIBOR rate or bankers' acceptance rate plus between 1.25% and 3.75% depending on the type of borrowing and the Corporation's debt to cash flow ratio. The Credit Facilities are collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation. The amounts available to Advantage from time to time under the Credit Facilities are based upon the borrowing base determined semi-annually by the lenders. The revolving period for the Credit Facilities will end in June 2011 unless extended for a further 364 day period. If the Credit Facilities are not extended, they will convert to non-revolving term facilities due 365 days after the last day of the revolving period. The Credit Facilities contain standard commercial covenants for credit facilities of this nature. The only financial covenant is a requirement for Advantage to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: mailto:ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements in the press release relating to, among other things, resource estimates, timing of drilling, completion and testing of certain wells, expected results of the use of horizontal well and multi-frac technology, expected production and operating costs with respect to our Glacier Development Program and guidance and hedging. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves and resources; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of Advantage and its business, please refer to Advantage Oil & Gas Ltd. Annual Information Form dated March 16, 2010 which is available on SEDAR at www.sedar.com.